January 20, 2026

Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Ms. Ezra:

On November 28, 2025, Northern Lights Fund Trust (the “Trust” or the “Registrant”), on behalf of each of its series, Ocean Park Tactical All Asset Fund, Ocean Park Tactical Municipal Fund, Ocean Park Tactical Core Income Fund, Ocean Park Tactical Bond Fund, Ocean Park Tactical Core Growth Fund, Ocean Park Tactical Risk Spectrum 30 Fund, Ocean Park Tactical Risk Spectrum 50 Fund and Ocean Park Tactical Risk Spectrum 70 Fund (each a “Fund” and collectively the “Funds”), filed post-effective amendment No. 1511 to the Trust's registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to register shares of the Fund.

You provided oral comments to Joseph Faia with respect to the Amendment. Please find below the Fund’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment 1: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, not withstanding any review, comment, action, or absence of action by the Securities & Exchange Commission staff (the "Staff").

Response: The Registrant so acknowledges.

Comment 2: Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosures.

Response: The Registrant so acknowledges.

January 20, 2026

Comment 3: Please provide your response to the Staff’s comments on EDGAR at least five business days of the effective date. Please also send me notice by email at EzraKal@sec.gov and include a redline cop showing changes from the initial filing.

Response: The Registrant so acknowledges.

Sunnary Prospectus

Fees and Expenses of the Fund - All Funds

Comment 4: Please provide completed Funds’ fee tables and expense examples for review.

Response: Please see the revise prospectus attached hereto.

Principal Investment Strategies - Ocean Park Tactical All Asset Fund

Comment 5: We note that the second bullet point under the section “Underlying Funds include those that invest in:” includes “high yield securities.” However, page 55 of the prospectus has removed “including high yield securities” from the section and replaced the language with “preferred securities.” Please review and revise the language accordingly.

Response: The reference to high yield securities has been included.

Principal Investment Strategies - Ocean Park Tactical Municipal Fund

Comment 6: In the Staff’s view, municipal in the Fund’s name suggest that the Fund’s distributions are exempt from income tax. Please revise the 80% test as appropriate.

Response: The Registrant respectfully declines to revise the Fund’s 80% investment policy and further notes the following existing disclosure:

It should be noted that (1) purchases and sales of municipal bonds by the Underlying Municipal Bond Funds will result in capital gains and losses, as to which net capital gains will be distributed to the Fund (typically at or near the end of each calendar year), distributed by the Fund to shareholders, and will not be tax exempt, and (2) that purchases and sales of Underlying Municipal Bond Funds by the Fund will also result in capital gains and losses, as to which net capital gains will be distributed to shareholders of the Fund at or near the end of each calendar year, and will not be tax exempt.

January 20, 2026

Comment 7: We note that the 80% test states that “the Fund invests at least 80% of its net assets (defined as net assets plus the amount of any borrowing for investment purposes) in funds that primarily invest in municipal bonds or other municipal debt instruments.” Please confirm that all principle investments that the Fund proposes to make are disclosed and revise the disclosures as applicable. Additionally, please supplementally explain what “other municipal debt instruments.”

Response: The Registrant so confirms. Municipal notes would be considered other municipal debt instruments.

Principal Investment Strategies - Ocean Park Tactical Core Income Fund

Comment 8: Please consider removing the sentence “The Fund defines high yield securities, also known as “junk bonds,” as fixed-income securities rated below investment grade and whose issuers generally have a non-investment grade rating or are not rated. The Fund may purchase Treasury securities directly” as it is already disclosed above.

Response: The Registrant has made the requested revision.

Principal Investment Risks – All Funds except Ocean Park Tactical Bond Fund

Comment 9: Please consider including a “Securities Lending Risk” in the Item 4 and Item 9 disclosure for the respective Funds.

Response: The Registrant has included “Securities Lending Risk” in its Item 4 and Item 9 disclosure for the respective Funds.

Principal Investment Risks – All Funds

Comment 10: Please consider reordering the risks so the most significant risk appears first for all Funds.

Response: The Registrant respectfully declines to rvise the existing order fo risks.

Principal Investment Risks – Ocean Park Tactical Core Income Fund

Comment 11: We note that preferred securities is listed as a principle investment strategy, but not included in Item 4 and 9 risk disclosure. To the extent that preferred securities is a principle investment strategy, please consider including a “Preferred Securities Risk” in Item 4 and Item 9 risk disclosure.

January 20, 2026

Response: The following risk disclosures have been added for the Fund:

Item 4

Preferred Stock Risk. The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock. Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.

 Item 9

Preferred Stock Risk (Tactical All Asset Fund, Tactical Core Income Fund, Tactical Risk Spectrum 30 Fund, Tactical Risk Spectrum 50 Fund, Tactical Risk Spectrum 70 Fund) - The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock. Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.

Performance – All Funds

Comment 12: Please consider including a bar chart for 2025’s total return rather than listing the percentage.

Response: Please see the revised propectus attached hereto.

Comment 13: Please supplementally explain whether the number “30” in the Fund’s name is a reference to the number of holding in the Fund’s portfolio and if so please note that the number of holdings under normal circumstances should be consistent with the name of the Fund.

Response: The Registrant notes that “30” refers to the Fund’s targeted equity exposure as a precentage over a three-year period.

Comment 14: Please supplementally explain whether the number “50” in the Fund’s name is a reference to the number of holding in the Fund’s portfolio and if so please note that the number of holdings under normal circumstances should be consistent with the name of the Fund.

Response: The Registrant notes that “50” refers to the Fund’s targeted equity exposure as a precentage over a three-year period.

January 20, 2026

Comment 15: Please supplementally explain whether the number “70” in the Fund’s name is a reference to the number of holding in the Fund’s portfolio and if so please note that the number of holdings under normal circumstances should be consistent with the name of the Fund.

Response: The Registrant notes that “70” refers to the Fund’s targeted equity exposure as a precentage over a three-year period.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla